Exhibit 1

EXCERPT OF ITEM 4 (“PURPOSE OF TRANSACTION”) AND ITEM 6 (“CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER”) OF SCHEDULE 13D/A FILED BY TELEMAR PARTICIPAÇÕES S.A. AND VALVERDE PARTICIPAÇÕES S.A. WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 17, 2014

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of Amendment No. 3 is amended to add the following paragraphs:

Definitive Agreements Implementing the Second MOU

The Definitive Agreements are intended to permit the parties to proceed with the implementation of the Business Combination, including the Merger of Shares, with the necessary adjustments.

The Exchange Agreement among the Oi Subsidiaries, Portugal Telecom, Oi and TmarPart provides for an exchange pursuant to which Portugal Telecom will acquire the Securities from the Oi Subsidiaries and, in exchange, Portugal Telecom will transfer to the Oi Subsidiaries the Exchanged Shares (defined below) and (2) the Call Option Agreement among the Oi Subsidiaries, Portugal Telecom, Oi and TmarPart provides that the Oi Subsidiaries will grant Portugal Telecom a call option to purchase Common Shares and Oi preferred shares of the same number and class as the Exchanged Shares (or upon completion of the Merger of Shares, common shares of TmarPart) (the “Call Option”).

Exchange Agreement

The Exchange Agreement provides that, subject to the conditions described under “Conditions to the Exchange, the Exchange Agreement and the Call Option Agreement” below, the Oi Subsidiaries and Portugal Telecom will effect the Exchange, whereby the Oi Subsidiaries will transfer the Securities to Portugal Telecom and Portugal Telecom will transfer to the Oi Subsidiaries an aggregate of 474,348,720 Common Shares and 948,697,440 Oi preferred shares, representing 16.9% of the outstanding share capital of Oi, including 17.1% of the outstanding voting capital of Oi prior to giving effect to the Exchange (or in the event that the completion of the Exchange occurs following the Merger of Shares, 1,348,193,932 common shares of TmarPart) (collectively, the “Exchanged Shares”).

The Exchange of the Exchanged Shares for the Securities is expected to occur no later than three business days after all the conditions set forth under “Conditions to the Exchange, the Exchange Agreement and the Call Option Agreement” below have been satisfied. The Exchange Agreement may be terminated by Portugal Telecom and/or by Oi and TmarPart if the Exchange does not occur by March 31, 2015.

The Exchange Agreement further provides that once the Exchange has been consummated, Oi, TmarPart and the Oi Subsidiaries will grant Portugal Telecom and its directors a release in relation to the subscription for or acquisition of the Securities and their later contribution to Oi in the Oi Capital Increase, as well as an express waiver by Oi and the Oi Subsidiaries of any right to file a claim or to claim indemnification (with the express and exclusive exception of claims relating to the right of recourse against Portugal Telecom with respect to third-party claims) by virtue of the Securities and their contribution to Oi in the Oi Capital Increase or any omissions or incomplete information related specifically to the Securities, their situation and the risks involved.

The Exchange Agreement is governed by Brazilian law, and any dispute with respect to the Exchange Agreement is to be resolved through arbitration in Rio de Janeiro, Brazil before an arbitration panel administered by the Brazil-Canada Chamber of Commerce.

Call Option Agreement

Pursuant to the Call Option Agreement, Oi and the Oi Subsidiaries have granted to Portugal Telecom (subject to the condition described under “Conditions to the Exchange, the Exchange Agreement and the Call Option Agreement” below) a nontransferable Call Option to acquire the Exchanged Shares (collectively, the “Option Shares”). The total number of Option Shares is subject to adjustment to reflect any split or reverse split of shares of Oi or TmarPart, as applicable.

Portugal Telecom will be entitled to exercise the Call Option, in whole or in part, at any time, during a period of six years from the date of the consummation of the Exchange (the “Closing Date”). The original number of Option Shares that Portugal Telecom is entitled to purchase pursuant to the Call Option will be reduced (1) by 10% of the original number of Option Shares upon the first anniversary of the Closing Date and (2) by 18% of the original number of Option Shares on each successive anniversary of the Closing Date thereafter, beginning on the second anniversary of the Closing Date.

The Call Option exercise price will be R$1.8529 per Oi preferred share and R$2.0104 per Common Share (and, if applicable, R$2.0104 per common share issued by TmarPart), in each case adjusted by the Brazilian Interbank Certificate of Deposit (Certificado de Depósito Interbancário) rate plus 1.5% per annum, calculated pro rata, from the date of the Exchange and through the date of effective payment of the exercise price, in whole or in part, of the Call Option. The exercise price of the Call Option must be paid in cash, in immediately available funds, on the date of the transfer of the Option Shares.

The Call Option Agreement further provides for a possibility of settlement in cash by the grantors, in the event that, upon exercise of the Call Option by Portugal Telecom, the Oi Subsidiaries and/or any other subsidiary of Oi do not hold in treasury a sufficient number of Oi shares or TmarPart shares, as applicable, to deliver to Portugal Telecom. In such case, the Call Option may be settled by payment in cash by the Oi Subsidiaries to Portugal Telecom of an amount corresponding to the difference between the market price for the Option Shares on the business day immediately preceding the exercise of the Call Option and the applicable exercise price corresponding to those shares.

So long as the Call Option is in effect, Portugal Telecom will be precluded from acquiring Oi shares or TmarPart shares, directly or indirectly, other than through the exercise of the Call Option. Portugal Telecom may not assign or transfer the Call Option and may not grant any rights associated with the Call Option, including any guarantees, without Oi’s consent, except that Portugal Telecom may make a one-time assignment to a subsidiary of Portugal Telecom at least 99% of the voting and share capital of which is held by Portugal Telecom, and so long as Portugal Telecom remains jointly and severally liable under the Call Option Agreement with the subsidiary. If Portugal Telecom issues, directly or indirectly, derivative instruments indexed, backed by or related to shares of Oi or TmarPart, it must immediately use all the financial proceeds received, directly or indirectly, in these transactions for the acquisition of Option Shares.

Oi may terminate the Call Option if (1) the bylaws of Portugal Telecom are voluntarily amended to delete or amend the provision that limits the voting rights of any shareholder to 10% of the total voting rights of Portugal Telecom, (2) Portugal Telecom begins to compete with Oi; or (3) Portugal Telecom breaches certain obligations under the Call Option Agreement.

The Call Option Agreement is governed by Brazilian law, and any dispute with respect to the Call Option Agreement is to be resolved through arbitration in Rio de Janeiro, Brazil before an arbitration panel administered by the Brazil-Canada Chamber of Commerce.

As further detailed under “Conditions to the Exchange, the Exchange Agreement and the Call Option Agreement” below, the Call Option will automatically expire if the Exchange is not implemented by March 31, 2015.

Conditions to the Exchange, the Exchange Agreement and the Call Option Agreement

The execution of the Exchange Agreement and the Call Option Agreement required the approval of (1) the board of directors of Portugal Telecom, which approved the terms and conditions of the Definitive Agreements on July 28, 2014 and approved the proposal submitted to the extraordinary general shareholders’ meeting of Portugal Telecom on August 13, 2014, (2) the shareholders of Portugal Telecom, which approved Definitive Agreements at an extraordinary general shareholders’ meeting on September 8, 2014 and (3) the board of directors of Oi, which approved Definitive Agreements on September 8, 2014.

As a condition to the execution of the Exchange Agreement, the following matters were also approved by a pre-meeting (reunião prévia) of the shareholders of TmarPart held on September 3, 2014: (1) if feasible, the listing of TmarPart on the BM&FBovespa, the Euronext Lisbon and the New York Stock Exchange so as to allow the implementation of an alternative structure for integrating the shareholder bases of Portugal Telecom and TmarPart after the Merger of Shares, (2) amendments to the bylaws of TmarPart to include a limitation of 7.5% on the voting rights applicable to (a) Portugal Telecom, and (b) any other shareholder who receives a percentage interest in TmarPart greater than 15% of TmarPart’s share capital due to any future integration of the shareholder bases of Portugal Telecom and TmarPart, excluding any shares of TmarPart already held by that shareholder or that are acquired through other means, and (3) the amendments to the shareholders’ agreements, the temporary voting agreement and the agreements relating to the termination of the shareholders’ agreements of TmarPart, all of which were entered into on February 19, 2014, as further described under “Amendments to the Business Combination Agreements” of Item 6 below.

In addition to the corporate approvals described above and the execution of the Definitive Agreements, the completion of the Exchange and the effectiveness of the Call Option are further subject to the approval of the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”), of (1) the receipt of the Exchanged Shares by the Oi Subsidiaries, (2) the maintenance in treasury of a number of Oi shares (and, after the Merger of Shares, of TmarPart shares) equivalent to the maximum number of Exchanged Shares, and (3) the grant of the Call Option by the Oi Subsidiaries to Portugal Telecom for a number of Oi shares (and, after the Merger of Shares, of TmarPart shares) equivalent to the maximum number of Exchanged Shares. In accordance with the terms set forth in the Definitive Agreements, if CVM approval cannot be obtained by March 31, 2015, the Exchange will not be consummated and the Call Option will not become effective.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended by adding the following paragraphs at the end thereof:

Exchange Agreement

On September 8, 2014, the Oi Subsidiaries, Portugal Telecom, Oi and TmarPart executed the Exchange Agreement described in Item 4 of this Amendment, which description is incorporated by reference in this Item 6. The description of the Exchange Agreement is a summary only and is qualified in its entirety by the terms of the Exchange Agreement, which is filed as Exhibit 99.17 to this Amendment and is incorporated herein by reference.

Call Option Agreement

On September 8, 2014, the Oi Subsidiaries, Portugal Telecom, Oi and TmarPart executed the Call Option Agreement described in Item 4 of this Amendment, which description is incorporated by reference in this Item 6. The description of the Call Option Agreement is a summary only and is qualified in its entirety by the terms of the Call Option Agreement, which is filed as Exhibit 99.18 to this Amendment and is incorporated herein by reference.

Amendments to the Business Combination Agreements

As described under “Conditions to the Exchange, the Exchange Agreement and the Call Option Agreement” above, the execution of the Definitive Agreements was subject to, among other things, the approval by a pre-meeting (reunião prévia) of the shareholders of TmarPart of certain amendments to the shareholders’ agreements, the temporary voting agreement and the agreements relating to the termination of the shareholders’ agreements of TmarPart, all of which were entered into on February 19, 2014, in order to account for the transactions contemplated by the Definitive Agreements and the changes to the original structure of the Business Combination.

As previously disclosed in Amendment No. 2, the Global Shareholders’ Agreement, the Control Group Shareholders’ Agreement, the PASA Shareholders’ Agreement and the EDSP75 Shareholders’ Agreement were amended on February 19, 2014. As amended, the agreements provided that the parties thereto agreed to exercise their voting rights to approve each step of the Business Combination and addressed the consequences in the event that the Business Combination or any of its steps is not be completed by December 31, 2014.

In addition, on February 19, 2014, the parties to each of the shareholders’ agreements described above entered into agreements to terminate each such shareholders’ agreement, subject to the satisfaction of certain conditions precedent relating to the several steps of the Business Combination, including the completion of the Portugal Telecom Merger. On the same date, Portugal Telecom executed a temporary voting agreement with Caravelas, Bratel, TmarPart, AG, Jereissati and, as intervening party, Oi, whereby the parties thereto agreed to, among other things, (1) vote in favor of the Merger of Shares and (2) vote in favor of the Portugal Telecom Merger. The temporary voting agreement was to remain in effect until the earlier of the Portugal Telecom Merger and December 31, 2014.

At the pre-meeting (reunião prévia) of the shareholders of TmarPart held on September 3, 2014, the shareholders of TmarPart decided to amend the Business Combination Agreements as initially described in Amendment No. 2, as follows:

•	in the amendments to the shareholder’s agreements described above, all references to the Portugal Telecom Merger were deleted, and any undertakings in the shareholders’ agreements of TmarPart relating specifically to the Portugal Telecom Merger will no longer apply. In addition, the cut-off date for the completion of the remaining steps of the Business Combination was extended until March 31, 2015;

•	in the amendments to the agreements to terminate the shareholders’ agreements of TmarPart, all references to the Portugal Telecom Merger as a condition to the termination of the shareholders’ agreements have been deleted. As a result, effectiveness will be conditioned only upon the completion of the Merger of Shares; and

•	the temporary voting agreement referred to above was also amended, among other things, to (1) exclude the Exchanged Shares from the scope of its provision that restricts any transfers of shares of Oi and/or TmarPart, (2) extend the cut-off date for calling the extraordinary meeting of the shareholders of Oi which will resolve on the merger of Bratel Brasil into Oi and the Merger of Shares to February 28, 2015 (instead of 60 days as from completion of the Oi Capital Increase) and (3) delete all references to (including specific undertakings relating to) the Portugal Telecom Merger and instead include an additional covenant to pursue the objective of integrating the shareholder bases of Portugal Telecom and TmarPart despite the fact that the merger of Portugal Telecom with and into TmarPart will no longer occur.

These amendments to the Business Combination Agreements were executed on September 8, 2014. The description of the amendments to the Business Combination Agreements above is a summary only and is qualified in its entirety by the terms of the amendments themselves, which are filed as Exhibits 99.6, 99.8, 99.12, 99.14 and 99.16 to this Amendment and are incorporated herein by reference.

Terms of Commitment

On September 8, 2014, Portugal Telecom, Oi and TmarPart executed a Terms of Commitment agreement (the “Terms of Commitment”) that contains certain undertakings to enable the parties to pursue the objective of integrating the shareholder bases of Oi and Portugal Telecom.

Under the Terms of Commitment, the parties agree to use best efforts to obtain the listing of TmarPart’s shares on the NovoMercado segment of the BM&FBovespa, Euronext Lisbon and the New York Stock Exchange concurrently with the approval of the Merger of Shares by the shareholders of Oi and TmarPart. In addition, the parties agree to perform any acts, provide any required information, prepare all necessary documentation and file all necessary filings with all appropriate governmental authorities to implement these listings and the integration of the shareholder bases of Oi and Portugal Telecom, including, among other things, the preparation and filing of any prospectuses and registration statements with the CVM, the CMVM and the SEC.

In addition, Oi, in its capacity as shareholder of Portugal Telecom, undertakes to attend any meeting of the shareholders of Portugal Telecom specifically convened to consider legally permissible alternative structures to the Portugal Telecom Merger proposed by Portugal Telecom and to vote in favor of the proposed structure, to the extent such vote is not contrary to Oi’s legitimate interests.

This Terms of Commitment will remain in effect until the integration of the shareholder bases of Portugal Telecom and TmarPart has been fully completed, including in respect of any Oi or TmarPart shares that Portugal Telecom may acquire as a result of its exercise of the Call Option.

The Terms of Commitment are governed by Brazilian law, and any dispute with respect to the Terms of Commitment is to be resolved through arbitration in Rio de Janeiro, Brazil before an arbitration panel administered by the Brazil-Canada Chamber of Commerce.

The description of the Terms of Commitment is a summary only and is qualified in its entirety by the terms of the Terms of Commitment, which is filed as Exhibit 99.19 to this Amendment and is incorporated herein by reference.